Filed Pursuant to Rule 433
Registration No. 333-209779
August 3, 2017

PRICING TERM SHEET
(To Preliminary Prospectus Supplement dated August 3, 2017)

Issuer:	Georgia Power Company
Security:	Series 2017C 2.00% Senior Notes due September 8, 2020
Expected Ratings:*	A3 (Negative)/A- (Negative)/A+ (Negative Watch) (Moody's/Standard & Poor's/Fitch)
Size:	$500,000,000
Initial Public Offering Price:	99.966%
Maturity Date:	September 8, 2020
Treasury Benchmark:	1.500% due July 15, 2020
Benchmark Treasury Yield:	1.481%
Spread to Treasury:	53 basis points
Re-offer Yield:	2.011%
Make-Whole Call:	T+10 basis points
Coupon:	2.00%
Interest Payment Dates:	March 8 and September 8 of each year, beginning March 8, 2018
Format:	SEC Registered
Denominations:	$2,000 and integral multiples of $1,000 in excess thereof
CUSIP/ISIN:	373334 KJ9/US373334KJ96
Trade Date:	August 3, 2017
Expected Settlement Date:	August 8, 2017 (T+3)
Joint Book-Running Managers:	Barclays Capital Inc. MUFG Securities Americas Inc. Scotia Capital (USA) Inc.
Co-Managers:	Commerz Markets LLC BB&T Capital Markets, a division of BB&T Securities, LLC TD Securities (USA) LLC Academy Securities, Inc. C.L. King & Associates, Inc. The Williams Capital Group, L.P.

* Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in this offering will arrange to send you the prospectus if you request it by calling Georgia Power Company collect at 1-404-506-0776, Barclays Capital Inc. toll free at 1-888-603-5847, MUFG Securities Americas Inc. toll free at 1-877-649-6848 or Scotia Capital (USA) Inc. toll free at 1-800-372-3930.